Free Writing Prospectus	Filed Pursuant to Rule 433
(To the Prospectus dated September 21, 2005 and	Registration No. 333-126811
Prospectus Supplement dated November 1, 2006)	July 9, 2007

$ 100% Principal Protected Notes due July 25, 2012 Linked to the Performance of a Basket of Equity Indices Medium-Term Notes, Series A, E-787

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
Issuer:	Barclays Bank PLC

Basket Initial Valuation Date:	July 20, 2007

Issue Date:	July 25, 2007

Basket Final Valuation Date:	July 20, 2012*

Maturity Date:	July 25, 2012* (resulting in a term to maturity of approximately five years)

Denominations:	Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:	A basket comprised of the following equity indices (each a “basket component”, and together, the “basket components”), weighted as indicated:

	Index	Bloomberg Ticker	Weighting or W(i) (as defined below)	C(i) Initial (as defined below)
	S&P/ASX 200 Index	AS51 <Index>	1/4
	S&P/TSX 60 Index	SPTSX60 <Index>	1/4
	FTSE 100™ Index	UKX <Index>	1/4
	Nikkei 225™ Index	NKY <Index>	1/4

Participation Rate:	100%

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•      if the basket performance is greater than 0%, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by the product of (i) the basket performance and (ii) the participation rate:

$1,000 + [$1,000 x (basket performance x participation rate)]

•      if the basket performance is less than or equal to 0%, you will receive the principal amount of your Notes.

Your principal is only protected if you hold the Notes to maturity.

Basket Performance:

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the basket initial valuation date to and including the basket final valuation date. The basket performance will be calculated as follows:

C(i) Initial = The closing level of each basket component on the basket initial valuation date;

C(i) Final = The closing level of each basket component on the basket final valuation date; and

W(i) = Weighting of each basket component, as indicated in the table above.

Calculation Agent:	Barclays Bank PLC

Business Day Convention:	Modified following

Business Day:	New York

Settlement:	DTC; global notes

CUSIP/ISIN:	06738G GK0 and US06738GGK04

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated September 21, 2005 and the prospectus supplement dated November 1, 2006, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the basket initial valuation date as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated September 21, 2005, as supplemented by the prospectus supplement dated November 1, 2006 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated November 1, 2006 and prospectus dated September 21, 2005:

http://www.sec.gov/Archives/edgar/data/312070/000119312506219780/d424b2.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Basket Performance	Payment at Maturity	Total Return on the Notes
100%	$2,000	100%
90%	$1,900	90%
80%	$1,800	80%
70%	$1,700	70%
60%	$1,600	60%
50%	$1,500	50%
40%	$1,400	40%
30%	$1,300	30%
20%	$1,200	20%
10%	$1,100	10%
0%	$1,000	0%
-10%	$1,000	0%
-20%	$1,000	0%

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Basket Performance	Payment at Maturity	Total Return on the Notes
-30%	$1,000	0%
-40%	$1,000	0%
-50%	$1,000	0%
-60%	$1,000	0%
-70%	$1,000	0%
-80%	$1,000	0%
-90%	$1,000	0%
-100%	$1,000	0%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated, assuming an initial investment of $1,000.

Example 1: In this case, the basket performance is positive.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weighting	Basket Performance
S&P/ASX 200 Index	6,274.90	7,529.88	20.00%	1/4	5.0%
S&P/TSX 60 Index	799.70	999.63	25.00%	1/4	6.3%
FTSE 100™ Index	6,607.90	8,920.67	35.00%	1/4	8.8%
Nikkei 225™ Index	18,138.36	25,393.70	40.00%	1/4	10.0%

Basket					30.00%

Step 2: Calculate the payment at maturity.

Because the basket performance is greater than 0%, the investor receives a payment at maturity of $1,300 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (basket performance x participation rate)]

$1,000 + [$1,000 x (30.00% x 100%)] = $1,300

Therefore, the payment at maturity is $1,300 per $1,000 principal amount Note, representing a 30.00% return on investment over the term of the Notes.

Example 2: In this case, the basket performance is negative.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weighting	Basket Performance
S&P/ASX 200 Index	6,274.90	6,588.65	5.00%	1/4	1.3%
S&P/TSX 60 Index	799.70	759.72	-5.00%	1/4	-1.3%
FTSE 100™ Index	6,607.90	5,286.32	-20.00%	1/4	-5.0%
Nikkei 225™ Index	18,138.36	20,859.11	15.00%	1/4	3.8%

Basket					-1.25%

Step 2: Calculate the payment at maturity.

Because the basket performance is less than 0%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The basket final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

¡

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an

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Index or Indices” with respect to the basket components and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

¡	For a description of further adjustments that may affect one or more basket components or the reference asset, see “Reference Assets—Indices—Adjustments Relating to Notes with the Reference Asset Comprised of an Index” and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket”.

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the basket. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Diversification Among Australian, Canadian, European and Asian Equities of the Basket Components—The return on the Notes is linked to the S&P/ASX 200 Index, the S&P/TSX 60 Index, the FTSE 100™ Index and the Nikkei 225™ Index. The S&P/ASX 200 Index consists of 200 component stocks selected to provide an investable benchmark for the Australian equity market. The S&P/TSX 60 Index consists of 60 large cap securities selected to provide a large cap benchmark for the Canadian equity market. The FTSE 100™ Index consists of component stocks of the 100 most highly capitalized companies trading on the London Stock Exchange. The Nikkei 225™ Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange. For additional information about the basket components, see the information set forth under “Description of the Reference Asset” in this free writing prospectus.

•

Certain U.S. Federal Income Tax Considerations—In the opinion of our special tax counsel, Sullivan & Cromwell LLP, the Notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the Notes over their term based on the comparable yield for the Notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the Notes, the tax consequences to you may be different.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•	“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Equity Securities, That Contain Equity Securities or That Are Based in Part on Equity Securities”.

In addition to the risks described above, you should consider the following:

•

The Notes Might Not Pay More Than the Principal Amount—You may receive a lower payment at maturity than you would have received if you had invested directly in the stocks underlying the basket components. If the basket performance is negative, you will not receive a payment at maturity of more than the principal amount of your Notes. This will be true even if the basket performance was positive at some time during the term of the Notes but later fell below 0%.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the basket components would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our

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affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

No Direct Exposure to Fluctuations in Foreign Exchange Rates—The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the basket components are denominated, although any currency fluctuations could affect the performance of both basket components. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Barclays PLC Is One of the Companies that Make Up the FTSE 100™ Index—Barclays PLC, the holding company of Barclays Bank PLC, is one of the companies that make up the FTSE 100™ Index, but we are not affiliated with any of the other companies whose stock is included in the FTSE 100™ Index or the other basket components. As a result, we will have no ability to control the actions of such other companies, including actions that could affect the value of the stocks underlying the FTSE 100™ Index or the other basket components or your Notes. None of the money you pay us for the notes will go to the sponsor of the FTSE 100™ Index or the other basket components, or any of the other companies included in the basket components, and none of those companies will be involved in the offering of the Notes in any way. Neither those companies nor the sponsors will have any obligation to consider your interests as a holder of the Notes in taking any corporate actions that might affect the value of your Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the levels of the basket components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

¡	the expected volatility of the basket components;

¡	the time to maturity of the Notes;

¡	the dividend rate on the stocks underlying the basket components;

¡	interest and yield rates in the market generally;

¡	a variety of economic, financial, political, regulatory or judicial events;

¡	the exchange rate and the volatility of the exchange rate between the U.S. dollar and each of the Australian dollar, the Canadian dollar, the British pound and the Japanese yen; and

¡	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

S&P/ASX 200 Index

Unless otherwise stated, all information regarding the S&P/ASX 200 Index provided in this free writing prospectus is derived from Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”), or other publicly available sources. Such information reflects the policies of S&P as stated in such sources, and such policies are subject to change by S&P. We do not assume any responsibility for the accuracy or completeness of such information. S&P is under no obligation to continue to publish the S&P/ASX 200 Index and may discontinue publication of the S&P/ASX 200 Index at any time.

The S&P/ASX 200 Index is intended to provide an investable benchmark for the Australian equity market and currently represents approximately 78% of the Australian equity market by capitalization. The S&P/ASX 200 Index is a float-adjusted capitalization-weighted index, meaning that each underlying stock’s weight in the index is based on its free float-adjusted market capitalization. The S&P/ASX 200 Index is comprised of the 200 largest index-eligible stocks listed on the Australian Stock Exchange (the “ASX”). S&P chooses companies for inclusion in the S&P/ASX 200 Index with an aim of providing a broad market representation, while

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maintaining underlying investability and liquidity. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P/ASX 200 Index to achieve the objectives stated above. Relevant criteria employed by S&P (discussed in more detail below) include a stock’s liquidity, free float and market capitalization.

Calculation of the S&P/ASX 200 Index

The calculation of the value of the S&P/ASX 200 Index is based on the relative float-adjusted aggregate market capitalization of the stocks of 200 companies in the Australian market (the “Component Stocks”) as of a particular time as compared to the base value of the S&P/ASX 200 Index. The index market capitalization for each Component Stock is calculated by multiplying the company’s stock price times the number of ordinary shares times the investable weight factor (the float adjustment, as discussed below). Calculations for the S&P/ASX 200 Index are based on stock prices taken from the ASX. The official daily S&P/ASX 200 Index closing values are calculated after the market closes and are based on the last traded price for each Component Stock.

Component Stocks of the S&P/ASX 200 Index are determined after an analysis of the stocks’ liquidity, free float and market capitalization. A constituent of the S&P/ASX 200 Index must be sufficiently liquid to enable institutional investors to buy in and sell out of the company without severely distorting the share price of that stock. The S&P Australian Index Committee (the “Committee”) assesses whether a company has sufficient liquidity to be eligible for the S&P/ASX 200 Index by analyzing each company’s free float and daily share turnover. Free float is defined as the portion of shares not being held by the following: (i) government and government agencies, (ii) controlling and strategic shareholders/partners, (iii) any other entities or individuals which hold more than 5%, excluding some financial institutions and funds and (iv) other restricted portions such as treasury stocks. Stocks are deemed ineligible for inclusion in the S&P/ASX 200 Index if their free float is less than 30%. In addition, the Committee considers market capitalization, adjusting each company’s market capitalization for free float. An investable weight factor is used in the adjustment process. In most cases, a stock’s factor will be a direct reflection of its level of free float. The Committee considers average float-adjusted market capitalization over a six-month period when assessing whether a company’s market capitalization is sufficient for the company to be represented in the S&P/ASX 200 Index.

The Committee is responsible for setting policy, determining index composition and administering the S&P/ASX 200 Index in accordance with the S&P/ASX methodology. The Committee is comprised of five members, including three economists and analysts representing S&P and two ASX representatives. The Committee may add, remove or bypass any company or security during the selection process.

In maintaining the S&P/ASX 200 Index, the Committee considers the guiding principle of limiting the level of index turnover. The Committee deletes Component Stocks from the S&P/ASX 200 Index for reasons including acquisition, insufficient market capitalization, insufficient liquidity, liquidation or insolvency and company restructurings. Additions to the S&P/ASX 200 Index are triggered only by deletions, and are evaluated using the criteria described above for selection of Component Stocks.

The Committee rebalances the S&P/ASX 200 Index quarterly to ensure adequate market capitalization and liquidity over the previous six months. The Committee announces index deletions and replacements to the S&P/ASX 200 Index to the market on the first Friday of March, June, September and December. Quarterly changes become effective at the close of trade on the third Friday of March, June, September and December. The S&P/ASX 200 Index is also rebalanced, and investable weight factors are adjusted, on an as needed basis when significant corporate events occur.

S&P makes changes to the S&P/ASX 200 Index shares on issue under the following circumstances: (i) market-wide placements are at least 5% of the issued capital of the stock and greater than A$50 million, (ii) shares issued as a result of dividend reinvestment plans, (iii) rights issues, bonus issues and other major corporate actions and (iv) share issues resulting from index companies merging and major off-market buy-backs. The ASX may quote a different number of shares than the S&P/ASX 200 Index; however, if the aggregated difference between the ASX quoted shares and the S&P/ASX index quoted shares at quarter-end is greater than A$100 million or 5% of the index issued capital, shares will be adjusted to reflect those quoted by the ASX.

While S&P currently employs the above methodology to calculate the S&P/ASX 200 Index, we cannot assure you that S&P will not modify or change this methodology in a manner that may affect the redemption amount at maturity to beneficial owners of the securities.

Neither we nor any of our affiliates accepts any responsibility for the calculation, maintenance or publication of, or for any error, omission or disruption in, the S&P/ASX 200 Index or any successor index. S&P does not guarantee the accuracy or completeness of the S&P/ASX 200 Index or any data included in the S&P/ASX 200 Index. S&P assumes no liability for any errors, omissions or disruption in the calculation and dissemination of the S&P/ASX 200 Index. S&P disclaims all responsibility for any errors or omissions in the calculation and dissemination of the S&P/ASX 200 Index or the manner in which the S&P/ASX 200 Index is applied in determining the amount payable on the Notes.

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License Agreement

Standard & Poor’s and Barclays Bank PLC have entered into a non-exclusive license agreement providing for the license to Barclays Bank PLC, in exchange for a fee, of the right to use the S&P/ASX 200 Index, which is owned and published by Standard & Poor’s, in connection with securities, including the Notes.

The license agreement between Standard & Poor’s and Barclays Bank PLC provides that the following disclaimer must be set forth in this free writing prospectus:

The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of McGraw Hill, Inc. (“S&P”). S&P makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the S&P/ASX 200 Index to track general stock market performance. S&P’s only relationship to Barclays Bank PLC is the licensing of certain trademarks and trade names of S&P and of the S&P/ASX 200 Index which is determined, composed and calculated by S&P without regard to Barclays Bank PLC or the Notes. S&P has no obligation to take the needs of Barclays Bank PLC or the owners of the Notes into consideration in determining, composing or calculating the S&P/ASX 200 Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P/ASX 200 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P/ASX 200 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P/ASX 200 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“S&P/ASX 200”, “ASX”, “All Ords”, “All Ordinaries”, “All Ordinaries Index”, “All Ordinaries Price Index”, “All Ord Share Price Index” and “All Ordinaries Accumulation Index” are trademarks of ASX Operations Pty Limited. The foregoing marks have been licensed for use by Barclays Bank PLC. The Notes are not sponsored, endorsed, sold or promoted by S&P’s or the ASX and S&P’s and the ASX make no representation, warranty, or condition regarding the advisability of investing in the Notes.

S&P/TSX 60 Index

Unless otherwise stated, all information regarding the S&P/TSX 60 Index provided in this free writing prospectus is derived from Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”), or other publicly available sources. We do not assume any responsibility for the accuracy or completeness of such information. The series of S&P/TSX Canada Indices are calculated and managed by S&P. The Toronto Stock Exchange (“TSX”) is the owner and distributor of all S&P/TSX equity index data. The S&P/TSX 60 Index is a subset of the S&P/TSX Composite Index—the leading benchmark for Canada. The S&P/TSX 60 Index has 60 constituents and represents Canadian large cap securities with a view to matching the sector balance of the S&P/TSX Composite Index. S&P is under no obligation to continue to publish the S&P/TSX 60 Index and may discontinue publication of the S&P/TSX 60 Index at any time.

The S&P/TSX 60 Index is maintained by the S&P Canadian Index Committee (the “Committee”), which is comprises a team of seven, including four members from S&P and three from the TSX. The Committee follows a set of published guidelines for maintaining the S&P/TSX 60 Index, which are excerpted and summarized below. All changes to the S&P/TSX 60 Index are announced to the public via press release and are also available on the S&P’s website.

Criteria for S&P/TSX 60 Index Additions

•	Eligibility. Generally, to be eligible for inclusion in the S&P/TSX 60 Index, securities must be constituents of the S&P/TSX Composite Index.

•	Market Capitalization. The Committee generally selects among larger securities, as measured by the float-adjusted market capitalization, in the S&P/TSX Composite Index.

•

Liquidity. Only stocks that are actively and regularly traded are considered for inclusion in any S&P/TSX index. Generally, only stocks with a float turnover exceeding 0.35 are considered for inclusion in the S&P/TSX 60 Index. This is a guideline only and may be changed at the discretion of the Committee. In addition, this range may be overridden for purposes of sector balance described below.

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•	Company Fundamentals. Only companies with established track records of both revenues and earning will normally be considered for inclusion in the S&P/TSX 60 Index.

•	Sector Representations. The Committee strives to maintain a balance in line with the industry sector balance of the S&P/TSX Composite Index.

The Committee prefers to minimize unnecessary turnover in index membership. Changes are made to the S&P/TSX 60 Index on an as needed basis. (Changes to the S&P/TSX Composite Index are generally only made as part of the quarterly review.) The most common cause of deletion is merger or acquisition of a company. Other common reasons for deletion include bankruptcy, restructuring or other corporate actions. If a company substantially fails to meet one or more of the guidelines above for inclusion or if a company fails to meet the rules for continued inclusion in the S&P/TSX Composite Index, it will be removed. The timing of removals is at the discretion of the Committee.

Eligibility Factors for the S&P/TSX Composite Index

Market Capitalization. To be eligible for inclusion in the S&P/TSX Composite Index, a security must meet the following two criteria:

•

Based on the volume weighted average price (“VWAP”) over the last three trading days of the month-end prior to the quarterly review, the security must represent a minimum weight of 0.05% of the S&P/TSX Composite Index, after including the quoted market value (“QMV”) of that security in the total float capitalization of the S&P/TSX Composite Index. In the event that any constituent security of the S&P/TSX Composite Index has a weight more than 10% at any month-end, the minimum weights for the purpose of inclusion will be capped at 25% of that security’s relative weight in its particular industry sector.

•	The security must have a minimum VWAP of C$1 over the past three months and over the last three trading days of the month-end prior to the quarterly review.

Liquidity. Liquidity will be measured by the following three criteria. A security must meet all three of the criteria to be considered eligible for inclusion in the S&P/TSX Composite Index, based on available public information.

•

Trading volume, dollar value traded and number of transactions of the security for the 12 months immediately preceding its consideration as a candidate for inclusion in the S&P/TSX Composite Index must be at least 0.025% of the sum o all eligible securities’ trading volume, dollar value traded and number of transactions, as determined by trading on the TSX. Volume is adjusted for splits and consolidations and will be represented by the class of shares eligible for inclusion in the S&P/TSX Composite Index. To ensure that no single company dominates trading, the trading statistics are capped at a maximum of 15% for value, volume and transaction for the purpose of this test.

•

A candidate for inclusion in the S&P/TSX Composite Index must not have more than 25 non-trading days over the past 12 calendar months. A non-trading day shall be defined as any day where a security does not trade a minimum of one board lot when the TSX is open for trading.

•

The float turnover, as measured by comparing the 12-month volume relative to the current float shares, must be at least 0.25. For the purpose of this calculation, the float shares of an issuer that has more than one class of listed common shares will be combined. The volume will be based on the volume of the eligible class.

Domicile. Issuers of constituent securities of the S&P/TSX Composite Index must be incorporated, established, in the case of income trusts, or formed, in the case of limited partnerships, under Canadian federal, provincial or territorial jurisdictions and listed on the TSX.

Eligible Securities. Securities issued by mutual fund corporations, preferred shares, exchangeable shares, warrants, installment receipts and other securities deemed inappropriate by the Committee, from time to time, are not eligible for inclusion in the S&P/TSX Composite Index. To be included in the eligible securities pool, securities must be listed on the TSX for at least 12 full calendar months as of the month-end prior to the applicable quarterly review.

Shares Outstanding. The shares counted for S&P/TSX Composite Index calculation are issued and outstanding shares of a security (rounded to the nearest thousand). This count is float-adjusted to reflect only available shares.

Under float adjustment, the share counts used in calculating the S&P/TSX Composite Index reflect only those shares that are available to investors, rather than all of a company’s outstanding shares. Float adjustment excludes shares closely held by control groups, other publicly traded companies or government agencies.

The goal is to distinguish strategic shareholders (whose holdings depend on concerns such as maintaining control rather than the economic fortunes of the company) from those holders whose investments depend on the stock’s price and their evaluation of the

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company’s future prospects. S&P defines three groups of shareholders whose holdings are presumed to be for control and which are, therefore, subject to float adjustment. Within each group, the holdings are totalled. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares used in index calculation. The three groups are:

•	Holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners or leveraged buy-out groups.

•	Holdings by government entities, including all levels of government in Canada or foreign countries.

•

Holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors or founders. Second, holdings of trusts, foundations, pension funds, employee stock ownership plans or other investment vehicles associated with and controlled by the company.

Buffer Rules. For quarterly review deletions, certain modified buffer rules with respect to market capitalization and liquidity apply and must be met in order for the security at issue to remain in the S&P/TSX Composite Index.

Sector Classification. Stocks are classified by the Global Industry Classification Standard (“GICS®”). The ten GICS sectors are Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Telecommunications Services and Utilities.

Calculation of the S&P/TSX 60 Index

On any given day, the value of the S&P/TSX 60 Index is the quotient of the total float-adjusted market capitalization of its constituent securities and its divisor. Continuity in S&P/TSX 60 Index values is maintained by adjusting the divisor for all changes in the constituents’ share capital after the base date. This includes additional and deletions to the S&P/TSX 60 Index, rights issues, share buy-backs and issuances, and spin-offs. The divisor’s time series is, in effect, a chronological summary of all changes in affecting the base capital of the S&P/TSX 60 Index. The divisor is adjusted such that the value of the S&P/TSX 60 Index at an instant just prior to a change in base capital equals the index value at an instant immediately following that change.

License Agreement

Standard & Poor’s and Barclays Bank PLC have entered into a non-exclusive license agreement providing for the license to Barclays Bank PLC, in exchange for a fee, of the right to use the S&P/TSX 60 Index, which is owned and published by Standard & Poor’s, in connection with securities, including the Notes.

The license agreement between Standard & Poor’s and Barclays Bank PLC provides that the following disclaimer must be set forth in this free writing prospectus:

The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“S&P”). Neither S&P, nor The Toronto Stock Exchange (“TSX”) makes any representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P Indices to track general stock market performance. S&P’s and TSX’s only relationship to us and to Goldman, Sachs & Co. (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks and trade names of S&P and TSX and of the S&P Indices which are determined, composed and calculated by S&P without regard to us, Goldman, Sachs & Co. or the Notes. S&P and TSX have no obligation to take our needs or those of Goldman, Sachs & Co. or the owners of the Notes into consideration in determining, composing or calculating the S&P Indices. S&P and TSX are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P and TSX have no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P AND TSX DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P INDICES OR ANY DATA INCLUDED THEREIN AND S&P AND TSX SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P AND TSX MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, US AS SUB LICENSEE, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P INDICES OR ANY DATA INCLUDED THEREIN. S&P AND TSX MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P AND TSX HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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“Standard & Poor’s®”, “S&P®” and “GICS®” are trademarks of The McGraw-Hill Companies, Inc., and “TSX” is a trademark of the TSX. The foregoing marks have been licensed for use by Barclays Bank PLC. The Notes are not sponsored, endorsed, sold or promoted by S&P’s or the TSX and S&P’s and the TSX make no representation, warranty, or condition regarding the advisability of investing in the Notes.

FTSE™ 100 Index

All information regarding the FTSE 100™ Index (“FTSE 100 Index”) set forth in this index supplement reflects the policies of, and is subject to change by, FTSE International Limited (“FTSE”). The FTSE 100 Index is calculated, maintained and published by FTSE.

The FTSE 100 Index is a capitalization-weighted index of the 100 most highly capitalized companies traded on the London Stock Exchange. The FTSE 100 Index was developed with a base level of 1,000 on January 3, 1984. To qualify, companies must have a full listing on the London Stock Exchange with a Sterling- or Euro-denominated price on SETS, which is the London Stock Exchange’s trading service for U.K. blue chip securities, subject to eligibility screens.

The FTSE Europe/Middle East/Africa Regional Committee meets quarterly to review the components of the FTSE 100 Index. Market capitalization rankings are calculated using data as at the close of business on the day before the review. Companies must have a minimum trading record of 20 days at the review. Companies that are large enough to be components of the FTSE 100 Index but do not pass the liquidity test are not included. At the next annual review they are re-tested against all eligibility screens. A constant number of index components is maintained for the FTSE 100 Index.

License Agreement

We have entered into a non-exclusive license agreement with FTSE whereby we, in exchange for a fee, are permitted to use the FTSE 100 Index in connection with certain securities, including the notes. We are not affiliated with FTSE; the only relationship between FTSE and us is any licensing of the use of FTSE’s indices and trademarks relating to them.

The license agreement between FTSE and us provides that the following language must be set forth herein:

THE NOTES ARE NOT IN ANY WAY SPONSORED, ENDORSED, SOLD OR PROMOTED BY FTSE INTERNATIONAL LIMITED (“FTSE”) OR BY THE LONDON STOCK EXCHANGE PLC (THE “EXCHANGE”) OR BY THE FINANCIAL TIMES LIMITED (“FT”) AND NEITHER FTSE NOR EXCHANGE NOR FT MAKES ANY WARRANTY OR REPRESENTATION WHATSOEVER, EXPRESSLY OR IMPLIEDLY, EITHER AS TO THE RESULTS TO BE OBTAINED FROM THE USE OF THE FTSE™ 100 INDEX (THE “FTSE 100 INDEX”) AND/OR THE FIGURE AT WHICH THE FTSE 100 INDEX STANDS AT ANY PARTICULAR TIME ON ANY PARTICULAR DAY OR OTHERWISE. THE FTSE 100 INDEX IS COMPILED AND CALCULATED BY FTSE. HOWEVER, NEITHER FTSE NOR EXCHANGE NOR FT SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE FTSE 100 INDEX AND NEITHER FTSE OR EXCHANGE OR FT SHALL BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

“FTSE®”, “FT-SE®” and “Footsie®” are trademarks of The London Stock Exchange Plc and The Financial Times Limited and are used by FTSE International Limited under license.

Nikkei 225TM Index

We have derived all information regarding the Nikkei 225TM Index contained in this free writing prospectus, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Nikkei Inc. Nikkei Inc. and Nikkei Digital Media Inc., a wholly owned subsidiary of Nikkei Inc. which calculations and disseminates the Nikkei 225 Index, have no obligation to continue to publish, and may discontinue publication of, the Nikkei 225 Index.

Additional information concerning the Nikkei 225 Index may be obtained at the Nikkei web site (www.nni.nikkei.co.jp). Information contained in the Nikkei website is not incorporated by reference in, and should not be considered part of, this underlying free writing prospectus or any pricing supplement.

Nikkei 225 Index Composition and Maintenance

The Nikkei 225 Index is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index, as of the date of this free writing prospectus, is based on 225 underlying stocks (the “Underlying Stocks”) trading on the Tokyo Stock Exchange (“TSE”) representing a broad cross-section of Japanese industries. All 225 Underlying Stocks are stocks listed in the First Section of the TSE. Stocks listed in the First Section of the TSE are among the most actively traded stocks on the TSE. NKS rules require that the 75 most liquid issues (one-third of the component count of the Nikkei 225 Index) be included in the Nikkei 225 Index.

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The 225 companies included in the Nikkei 225 Index are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities. These six sector categories are further divided into 36 industrial classifications as follows:

•	Technology—Pharmaceuticals, Electrical Machinery, Automobiles, Precision Machinery, Telecommunications;

•	Financials—Banks, Miscellaneous Finance, Securities, Insurance;

•	Consumer Goods—Marine Products, Food, Retail, Services;

•	Materials—Mining, Textiles, Paper and Pulp, Chemicals, Oil, Rubber, Ceramics, Steel, Nonferrous Metals, Trading House;

•	Capital Goods/Others—Construction, Machinery, Shipbuilding, Transportation Equipment, Miscellaneous Manufacturing, Real Estate; and

•	Transportation and Utilities—Railroads and Buses, Trucking, Shipping, Airlines, Warehousing, Electric Power, Gas.

Nikkei 225 Index Calculation

The Nikkei 225 Index is a modified, price-weighted index (i.e., an Underlying Stock’s weight in the Index is based on its price per share rather than the total market capitalization of the issuer) which is calculated by (i) multiplying the per share price of each Underlying Stock by the corresponding weighting factor for such Underlying Stock (a “Weight Factor”), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the “Divisor”). The Divisor was initially set at 225 for the date of May 16, 1949 using historical numbers from May 16, 1949, the date on which the TSE was reopened. The Divisor was 23.896 as of May 17, 2005 and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant Underlying Stock, so that the share price of each Underlying Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the Underlying Stocks (currently the TSE). The level of the Nikkei 225 Index is calculated once per minute during TSE trading hours.

In order to maintain continuity in the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock splits or distributions of assets to stockholders, the Divisor used in calculating the Nikkei 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. Thereafter, the Divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any Underlying Stock, the Divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable Weight Factor and divided by the new Divisor (i.e., the level of the Nikkei 225 Index immediately after such change) will equal the level of the Nikkei 225 Index immediately prior to the change.

An Underlying Stock may be deleted or added by Nikkei Inc. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Underlying Stocks: (i) bankruptcy of the issuer, (ii) merger of the issuer with, or acquisition of the issuer by, another company, (iii) delisting of such stock, (iv) transfer of such stock to the “Seiri-Post” because of excess debt of the issuer or because of any other reason or (v) transfer of such stock to the Second Section. In addition, a component stock transferred to the “Kanri-Post” (Posts for stocks under supervision) is in principle a candidate for deletion. Underlying Stocks with relatively low liquidity, based on trading value and rate of price fluctuation over the past five years, may be deleted by NKS. Upon deletion of a stock from the Underlying Stocks, Nikkei Inc. will select a replacement for such deleted Underlying Stock in accordance with certain criteria. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by Nikkei Inc. to be representative of a market may be added to the Underlying Stocks. In such a case, an existing Underlying Stock with low trading volume and deemed not to be representative of a market will be deleted by Nikkei Inc.

A list of the issuers of the Underlying Stocks constituting the Nikkei 225 Index is available from the Nikkei Economic Electronic Databank System and from the Stock Market Indices Data Book published by Nikkei Inc. Nikkei Inc. may delete, add or substitute any stock underlying the Nikkei 225 Index. Nikkei Inc. first calculated and published the Nikkei 225 Index in 1970.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 a.m. to 11:00 a.m. and from 12:30 p.m. to 3:00 p.m., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

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The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Nikkei 225 Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks that make up the Nikkei 225 Index, and these limitations, in turn, may adversely affect the value of the notes.

License Agreement

Barclays Bank PLC will enter into a non-exclusive license agreement with Nikkei Digital Media, Inc. (“NDM”), who is exclusively licensed by Nikkei Inc. to sublicense the use of the Nikkei 225 Index to third parties, whereby we and our affiliates, in exchange for a fee, will be permitted to use the Nikkei 225 Index in connection with the offer and sale of the Notes. We are not affiliated with Nikkei Inc. or NDM; the only relationship between them and us is any licensing of the use of the Nikkei 225 Index and trademarks relating to the Nikkei 225 Index.

The license agreement between NDM and Barclays Bank PLC will provide that the following language must be stated in this free writing prospectus.

The Nikkei Stock Average (“Index”) is an intellectual property of Nikkei Inc.* “Nikkei”, “Nikkei Stock Average” and “Nikkei 225” are the service marks of Nikkei Inc. Nikkei Inc. reserves all the rights, including copyright, to the Index. Nikkei Digital Media Inc., a wholly owned subsidiary of Nikkei Inc., calculates and disseminates the Index under exclusive agreement with Nikkei Inc. Nikkei Inc. and Nikkei Digital Media Inc. are collectively “Index Sponsor”.

*	Formerly known as Nihon Keizai Shimbun, Inc. Name changed on January 1, 2007.

The Notes are not in any way sponsored, endorsed or promoted by the Index Sponsor. The Index Sponsor does not make any warranty or representation whatsoever, express or implied, either as to the results to be obtained as to the use of the Index or the figure at which the Index stands on any particular day or otherwise. The Index is compiled and calculated solely by the Index Sponsor. However, the Index Sponsor shall not be liable to any person for any error in the Index and the Index Sponsor shall not be under any obligation to advise any person, including a purchaser or vendor of the Notes, of any error therein.

In addition, the Index Sponsor gives no assurance regarding any modification or change in any methodology used in calculating the Index and is under no obligation to continue the calculation, publication and dissemination of the Index.

Historical Information

The following graphs set forth the historical performance of the basket components based on the daily closing levels from January 2, 2001 through June 29, 2007. On June 29, 2007, the S&P/ASX 200 Index closing level was 6,274.90, the S&P/TSX 60 Index closing level was 799.70, the FTSE 100™ Index closing level was 6,607.90, and the Nikkei 225TM Index closing level was 18,138.36.

We obtained the closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels of the basket components should not be taken as an indication of future performance, and no assurance can be given as to the closing levels on the basket final valuation date. We cannot give you assurance that the performance of the basket on the basket final valuation date will result in the return of any of your initial investment.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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